FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                           17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                      1940

1.   Name and Address of Reporting Person
 WETTREICH      ALEXANDER
 (Last)         First)                      (Middle)
17770 Preston Road
     (Street)
Dallas               TX                    75252
 (City)           (State)                 (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML

3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      10/97

5.  If Amendment,
     Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer  (Check all applicable)

     _____Director            _____10% Owner
     _____Officer (give       ___x_Other (specify
                   title below)           below)
Could be deemed to be part of a group
________________________

Table 1 - New-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4 and 5)

5.   Amount of Securities  Beneficially Owned at End of  Month (Instr. 3 and 4)
                 195,326  (I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
           195,326  (I)


7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                               Amount or Number of Shares
 Common Shares      379,375


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at End  of  Month
  (Instr. 4)
                                      379,375     (I)


10.  Ownership Form of Derivative Security: Direct  (D) or  Indirect (I) (Instr.
4)
                              379,375     (I)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.
Explanation of Responses: The reporting person could be deemed to be part of a group though there is no agreement to act as such. The reporting person along with his mother and siblings own all the outstanding shares of Wettreich Financial Consultants, Inc. ("WFC") which owns 25,000 shares of the Issuer and along with the father of the reporting person they own all the outstanding shares of Alexander Mark Capital, Ltd. ("AMC") which owns all the outstanding shares of AM Investments, Ltd. ("AMI") which owns 57,633 shares of the Issuer, and Alexander Mark Securities, Ltd. ("AMS") which owns 2,733 shares of the Issuer. The father of the reporting person is a Director of the Issuer, WFC, AMC, AMI, AMS, Meteor Technology, plc ("MT") and Forme Capital, Inc. ("FORME"). FORME owns 16,250 shares of the Issuer. MT owns 80,960 common shares of the Issuer. The father of the reporting person owns 11,250 shares and options to purchase 300,000 shares of the Issuer. Jeanette Fitzgerald is a Director of the Issuer, WFC, FORME, and MT, and owns 1,500 shares and options to purchase 79,375 shares. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. Registrant effected a 1 for 40 Reverse Stock Split on all outstanding common shares and options effective July 15, 1997.